UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 001-35006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Spectrum Pharmaceuticals, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Avenue, Suite 240

Henderson, Nevada 89052

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Spectrum Pharmaceuticals, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Raimondo Pettit Group

Torrance, California

June 24, 2014

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
ASSETS
Investments, at fair value
Registered investment companies	$6,644,854	$5,087,762
Common/collective trust	1,112,420	990,805
Spectrum Pharmaceuticals, Inc. common stock fund	2,255,731	2,150,994

	10,013,005	8,229,561

Receivables:
Employer contributions	329	61,405
Participant contributions	48,304	41,133
Notes receivable from participants	174,340	175,364

	222,973	277,902

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	10,235,978	8,507,463
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(8,856)	(28,001)

NET ASSETS AVAILABLE FOR BENEFITS	$10,227,122	$8,479,462

The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant	$1,717,897
Employer	860,099

2,577,996
Investment income:
Interest and dividends	254,259
Net appreciation in fair value of investments	256,418
Other income	271

510,948
Interest income from notes receivable from participants	10,979

Total additions	3,099,923

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Distributions to participants	1,351,023
Administrative expenses	1,240

Total deductions from net assets	1,352,263

NET INCREASE IN NET ASSETS	1,747,660
NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR	8,479,462

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR	$10,227,122

The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following description of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of Spectrum Pharmaceuticals, Inc. (the “Company” or “Spectrum”) as defined in the Plan Document. The Plan was adopted January 1, 1990, and established for the purpose of providing retirement benefits for eligible employees of the Company. The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2010, the Plan was amended to comply with the additional guidance provided in Internal Revenue Service (“IRS”) Notice 2010-15 regarding the Heroes Earnings Assistance and Relief Tax Act of 2008 (HEART Act) and the Worker, Retiree and Employer Recovery Act of 2008 (WRERA).

On September 5, 2012, the Company acquired Allos Therapeutics, Inc. (“Allos”). As of that date, the Plan was amended and restated to allow the Allos employees to be eligible for the Plan and give prior service credit.

Administration

The Plan had designated Rajesh C. Shrotriya, MD, Chairman of the Board of Directors and Chief Executive Officer, and Earl Falls, Vice President of Human Resources, as trustees of the Plan. MG Trust Company, LLC, (“MG Trust”) serves as the account custodian for the Plan. Digital Retirement Solutions, Inc. (“DRS”) performs administrative and recordkeeping services for the Plan.

Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee has completed three months of employment, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining. An eligible employee may enter the Plan on the first day of the month following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Each year, participants may elect to make pre-tax contributions up to 75% of their eligible compensation, as defined in the Plan. In addition, participants may elect to make after-tax (Roth) contributions up to 75% of their eligible compensation. Compensation deferrals cannot exceed the maximum deferral, as determined by the IRS each year. Such deferral limitation was $17,500 and $17,000 in 2013 and 2012. Employees who attained the age of 50 before the end of the plan year, were eligible to make catch-up contributions of up to $5,500 during those respective Plan years. Participants may also rollover to the Plan amounts representing distributions from other qualified plans.

The Company provides matching contributions in the form of Company stock, under a Safe Harbor arrangement, equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. The Company’s matching contribution made on behalf of any participant for any Plan year shall not exceed four percent of compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The Company’s aggregate matching contribution under the Plan was $860,099 for the year ended December 31, 2013. Additional amounts may be contributed at the option of the Company’s Board of Directors.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (Continued)

Participant Accounts

MG Trust maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s Safe Harbor matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Each eligible participant’s account is charged with any withdrawals or distributions requested by the participant and an allocation of administrative expenses, if applicable. Allocations are based on the ratio that each participant’s account balance in the fund bears to the total account balances of all participants in the respective fund. All amounts in participant accounts are participant directed.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. These options include numerous registered investment companies, a common/collective trust and Spectrum’s common stock. Participants may change their investment elections daily for both existing account balances and future contributions.

Vesting

Participant contributions are fully vested when made. Company Safe Harbor matching contributions are fully vested when made. Participants in the Plan receive vesting credit for Company discretionary matching contributions, if any, based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Vesting
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Distributions and Payments of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. The Plan also permits in-service withdrawals for participants attaining certain age requirements and distributions for hardships, as defined in the Plan document. Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or reduce any Company contributions. Forfeitures totaled $1,827 and $0 at December 31, 2013 and 2012, respectively, due to excess match and will be used to pay Plan expenses. During the year ended December 31, 2013, there were no forfeitures used to pay Plan expenses.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from the income earned on a daily basis and are reflected as a component of the net appreciation in the fair value of investments.

Administrative Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan are generally paid by the Company (see Note 5). Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2013, paid by the Plan were $1,240 and are in included in administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Notes Receivable from Participants

Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. Loans bear interest at fixed annual rates, as determined by the Plan trustees, that are

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (Continued)

computed as the prime interest rate plus two percent on the date the loan is processed. At December 31, 2013 and 2012, the annual interest rate of all loans outstanding was between 5.25% and 10.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years, unless the loan qualifies as a home loan, in which case the term may not exceed 15 years. A participant applying for a loan through the Plan will be charged a $100 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP).

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 962 Plan Accounting Defined Contribution Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic No. 962, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are made in determining fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the level of uncertainty inherent in these estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of the Wells Fargo Stable Return Fund (a common/collective trust fund) which is stated at its contract value. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation or depreciation on these investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

Fully Benefit-Responsive Investment Contracts

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund at the fair value of the collective trust’s underlying investments based on information reported by the investment advisor using audited financial statements of the Stable Return Fund at year end. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. Contract value at December 31, 2013 and 2012, as reported by Wells Fargo was $1,103,564 and $962,804, respectively. The crediting interest rate is based on a formula agreed upon with the issuer but it may not be less than zero percent. Such interest rates are reviewed on a periodic basis for resetting. At December 31, 2013 and 2012, the average crediting interest rate was 1.52% and 1.95%, respectively, and the average yields were approximately 1.36% and 0.94%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing fund option, (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Contributions

Contributions made by participants and the Company are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was paid.

Operating Expenses

Except for certain administrative and loan expenses covered by forfeitures or loan fees, all expenses of maintaining the Plan are paid by the Company.

3. Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of their investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices. The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end. The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned. Spectrum common stock is valued at the NAV at year-end, based upon the closing quoted market price of the Company common stock held at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes the valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

3. Fair Value Measurements (Continued)

The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2013 and 2012:

	Fair Value Measurements as of December 31, 2013
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$1,943,356	$—	$—	$1,943,356
Small/Mid Growth Funds	1,006,819	—	—	1,006,819
Balanced Funds	2,063,672	—	—	2,063,672
Value Funds	901,122	—	—	901,122
Fixed Income Funds	361,914	—	—	361,914
Commodities	62,494	—	—	62,494
Bonds	305,477	—	—	305,477

Total Registered Investment Companies	6,644,854	—	—	6,644,854

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	2,255,731	—	—	2,255,731

Total Common Stocks	2,255,731	—	—	2,255,731

Common/Collective Trust*	—	1,112,420	—	1,112,420

Total Investments at Fair Value	$8,900,585	$1,112,420	$—	$10,013,005

	Fair Value Measurements as of December 31, 2012
Investment Category	Level 1	Level 2	Level 3	Total

Registered Investment Companies:
Large Growth Funds	$1,679,700	$—	$—	$1,679,700
Small/Mid Growth Funds	927,249	—	—	927,249
Balanced Funds	1,375,937	—	—	1,375,937
Value Funds	422,380	—	—	422,380
Fixed Income Funds	421,519	—	—	421,519
Commodities	46,809	—	—	46,809
Bonds	214,168	—	—	214,168

Total Registered Investment Companies	5,087,762	—	—	5,087,762

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	2,150,994	—	—	2,150,994

Total Common Stocks	2,150,994	—	—	2,150,994

Common/Collective Trust*	—	990,805	—	990,805

Total Investments at Fair Value	$7,238,756	$990,805	$—	$8,229,561

*	As stated in Note 2, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2013 and 2012, was $1,112,420 and $990,805, respectively. The contract value of the fund as of December 31, 2013 and 2012, which is a component of net assets available for benefits, totaled $1,103,564 and $962,804, respectively.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

4. Investments

The following presents the Plan’s individual investments, at fair value, that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	As of December 31,
Investment	2013	2012
Spectrum Pharmaceuticals Common Stock Fund	$2,255,731	$2,150,994
Wells Fargo Stable Return	1,112,420	990,805
Oppenheimer Developing Markets	713,171	581,749
American Funds American Balanced R3	675,911	498,658
American Funds Growth Fund R3	672,527	500,247

During the year ended December 31, 2013, the Plan’s investments, including gains and losses on investments sold during the year, changed in value as follows:

Description	Year Ended December 31, 2013
Registered Investment Companies	$631,302
Common/Collective Trust	25,324
Spectrum Common Stock	(400,208)

Net appreciation in fair value of investments	$256,418

5. Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of mutual funds managed by the custodian or are shares of Spectrum’s common stock. The Plan issues loans to participants, which are secured by the vested balances in the participant’s account. The Company may also pay certain administrative expenses on behalf of the Plan, which totaled approximately $37,394 relating to the year ended December 31, 2013. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

6. Concentration, Market and Credit Risk

The Plan provides for various investment options including the Company’s common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. As of December 31, 2013 and 2012, approximately 22% and 25% respectively, of the investments of the Plan consisted of securities of its sponsor, Spectrum Pharmaceuticals, Inc. As of December 31, 2013 and 2012, Spectrum’s stock price closed at $8.85 and $11.19, respectively.

7. Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net assets available for benefits per the financial statements	$10,227,122	$8,479,462
Add: adjustment to fair value from contract value for fully benefit-responsive investment contract	8,856	28,001

Net assets available for benefits per the Form 5500	$10,235,978	$8,507,463

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2013:

Net appreciation in fair value of investments per the financial statements	$256,418
Add: adjustment to contract value for fully benefit responsive investment contract	8,856
Less: prior year adjustment to contract value for fully benefit-responsive investment contract	(28,001)

Net appreciation in fair value of investments per the Form 5500	$237,273

9. Subsequent Events

The Company evaluated all events and transactions that occurred from the balance sheet date of December 31, 2013, through June 24, 2014, the date the financial statements were available to be issued. During this period, there were no events or transactions occurring which require recognition or disclosure in the financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

EIN: 93-0979187, PN: 001

Supplementary Information

Schedule of Assets (Held at Year End)

As of December 31, 2013

Identity of Issue	Description of Investment	Type of Investment	Current Value
AllianceBernstein L.P.	AllianceBernstein Discovery Value	RIC	$295,115
Capital Research and Management Co.	American Funds American Balanced R3	RIC	675,911
Capital Research and Management Co.	American Funds Bond Fund America R3	RIC	259,356
Capital Research and Management Co.	American Funds Capital World Bond R3	RIC	69,912
Capital Research and Management Co.	American Funds Capital World Growth & Income R3	RIC	274,806
Capital Research and Management Co.	American Funds EuroPacific R3	RIC	405,930
Capital Research and Management Co.	American Funds Growth Fund R3	RIC	672,527
Capital Research and Management Co.	American Funds Small Cap World R3	RIC	272,973
BlackRock Funds	BlackRock Energy & Resources	RIC	300,620
Columbia Management	Columbia Technology	RIC	350,235
DWS Mutual Funds, Inc.	DWS Gold & Precious Metals Fund	RIC	207,423
Federated Government Obligations	Federated Government Obligations IC	RIC	32,646
Janus Investment Funds	Janus Enterprise Fund	RIC	323,108
Lord, Abbett & Co.	Lord Abbett Value Opportunities	RIC	224,283
Munder Capital Management	Munder Micro Cap Equity	RIC	178,806
Oppenheimer Funds	Oppenheimer Developing Markets	RIC	713,171
Selected Funds	Selected American Shares	RIC	346,059
* Spectrum Pharmaceuticals, Inc.	Spectrum Pharmaceuticals Common Stock Fund	SPCS	2,255,731
Victory Capital Management	Victory Special Value	RIC	110,118
Wells Fargo Bank, NA	Wells Fargo Stable Return	CCT	1,112,420
State Street Global Advisors	SPDR S&P 500	RIC	456,966
State Street Global Advisors	SPDR Dow Jones Industrial Average	RIC	106,918
State Street Global Advisors	SPDR Gold Shares	RIC	62,494
TCW Investment Management, Co	TCW Total Return Bond	RIC	127,679
T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Bond	RIC	68,615
Vanguard Group, Inc.	Vanguard Long Term Investment Grade	RIC	109,183

	Total Investments		$10,013,005

* Participant Loans	Participant Loans (maturing 2014 to 2027) at interest rates of 5.25% to 10.25%.		$174,340

*	Indicates a party-in-interest to the Plan.

RIC- Registered Investment Company

CCT - Common Collective Trust

SPCS- Spectrum Pharmaceutical Common Stock

Spectrum Pharmaceuticals, Inc. 401(k) Plan

EIN: 93-0979187, PN: 001

Supplementary Information

Schedule H, Part IV, Item 4a

Schedule of Delinquent Participant Contributions

As of December 31, 2013

During the year ended December 31, 2013, contributions consisting of employee deferrals and participant loan repayments for five payroll periods were not remitted timely to the Plan, thus constituting nonexempt transactions between the Plan and the Company. Lost earnings have been calculated and were remitted during the 2014 plan year.

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	0	$61,069	0	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Spectrum Pharmaceuticals, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM PHARMACEUTICALS, INC. 401(k) PLAN

Date: June 24, 2014	By:	/s/ Earl Falls
Earl Falls
Vice President of Human Resources of Spectrum Pharmaceuticals, Inc., and Plan Trustee of Spectrum Pharmaceuticals, Inc. 401(k) Plan

EXHIBIT INDEX

Exhibit Number	Exhibit Title

23.1	Consent of Independent Registered Public Accounting Firm, Raimondo Pettit Group